FOR IMMEDIATE RELEASE

AGREEMENT: MADECO AND NEXANS

(Santiago, CHILE, November 15, 2007) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

This morning in Paris, Madeco and Nexans concluded a Framework Agreement, whereby it was agreed to transfer all the assets of Madeco’s cable units in Chile, Argentina, Peru, Brazil and Colombia to Nexans, at a price of US$448 million plus 2.5 million shares of Nexans, totaling approximately US$823 million.

According to the Framework Agreement, the parties will carry out a reciprocal due diligence and sign a final contract, no later than January 24, 2008. In addition, the closing of the transaction is subject to the approval in shareholders’ meetings of both companies, as well as regulatory and other approvals needed, which should be obtained no later than July 1st, 2008.

The Board of Madeco considers that given its terms and conditions, this transaction is beneficial for the company’s shareholders, Madeco would become the main shareholder of Nexans, with approximately 8.9% of its share capital. Nexans is the worlds leading manufacturer of cables, with presence in Europe, North America, Asia, Africa, Australia and, in South America, Brazil.

Guillermo Luksic, Chairman of Madeco, stated that: "This alliance will enable Madeco to continue to grow as part of a world class company, which is not only a world leader in sales, but also invests heavily in R&D which gives it recognized leadership in added-value cables. Madeco will bring its leadership in the region, and Nexans will provide its expertise and knowledge".

"This acquisition is in line with our strategy to expand in growing areas and in the energy market. This will result in the group having a leading position in South America, a stronger presence in Brazil and a chance to introduce a full mix of products and the best industry practices in this area of Nexans" said Gerard Hauser, Chairman and CEO of Nexans.

This partnership is part of the process of globalization and consolidation that the cable industry has followed, and it responds to the need to supplement local presence with continuous technological innovation to meet increasingly sophisticated demand.

Madeco has a leadership position in the main Latin American markets of Chile, Peru, Brazil, Colombia and Argentina, supplying energy, industry and infrastructure, among others. Nexans is the global leader in the manufacture of cables for power generation and distribution and industrial sectors such as aviation, petrochemicals, ships and nuclear power with sales close to US$11 billion in 2006 and a market capitalization close to US$4 billion.

Based on the conditions set out in the agreement, which begin in the second half of this year, the transaction should materialize by mid-2008, subject to approval by the shareholders of Madeco and Nexans, and regulatory approvals.

For more information, Madeco will conduct a conference call with its investors in Spanish at 13:00 hrs. Santiago de Chile (GMT-03). To access the conference call dial: +1 230 020-2091 (from Chile, toll free), 800-418-6854 (from USA, toll free) and 080 091-0374 (from France, toll free). The participation code is 9447730.

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For further information contact:

Pablo Araya Magna
Head of Investor Relations
Tel. : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics. More information on www.madeco.cl

Nexans is the world largest cable company, with industrial presence in over 30 countries and over 21 thousand employees. It is the single largest buyer of copper in the world. With sales of nearly US$11 billion in 2006. Nexans trade its shares on the stock market in Paris. More information on www.nexans.com

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.